AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

27 June 2006

06015169

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 26 June 2006, Re: Recurrent Related Party Transactions of a Revenue or Trading Nature for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

RECEIVED
2006 JUL 13 P 3:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 7/14

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 26/06/2006 06:05:56 PM
Submitted by AMSTEEL on 26/06/2006 06:11:35 PM
Reference No AA-060626-77614

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

The Company wishes to announce that WGD Retail Consultancy Sdn Bhd ("WGD"), a wholly-owned subsidiary of the Company, has entered into recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations with its related party as set out in Table I below, pursuant to paragraph 2.1 of the Practice Note No. 12/2001 ("Recurrent Transaction").

The Company had on 14 November 2005 obtained a mandate from its shareholders to enter into recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations with its related parties ("Shareholders' Mandate"). The Recurrent Transaction was not included in the Shareholders' Mandate.

The following Directors do not consider themselves to be independent in respect of the Recurrent Transaction:

Y. Bhg. Tan Sri Cheng Heng Jem
Y. Bhg. Jen (B) Tan Sri Dato' Zain Mahmud Hashim
Mr Ong Kek Seng

Other than as disclosed above, none of the Directors has any interest, direct or indirect in the Recurrent Transaction.

It is likely that the Recurrent Transaction will occur with some degree of frequency and could arise at any time. In view of the time sensitive and frequent nature of the Recurrent Transaction, the Company will include the Recurrent Transaction in the circular to be issued in relation to the renewal of the Shareholders' Mandate to be tabled at the forthcoming annual general meeting of the Company to be held not later than 31 December 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

26 JUN 2006

Table I

Subsidiary of the Company	Nature of Transaction	Value Transacted	Estimated Value (1)	Related Party (2)
WGD Retail Consultancy Sdn Bhd	Commission payable on consignment sales	RM1.09 million	RM1.0 million	Parkson Corporation Sdn Bhd, a wholly-owned subsidiary of Lion Diversified Holdings Berhad ("LDHB")

Notes:

(1) Estimated value of further transactions prior to obtaining a renewal of the Shareholders' Mandate.

(2) *The abovementioned corporation is a related party as it is connected with:*

i) Tan Sri Cheng Heng Jem (a Director and a major shareholder of the Company) who has direct and indirect interest in LDHB via corporations in which he has more than 15% shareholding.

ii) LDHB, a major shareholder of the Company.

iii) The following major shareholders of the Company who have a direct and/or indirect interest in LDHB held via corporations in which they each has more than 15% shareholding:

a) Datuk Cheng Yong Kim
b) Lion Realty Private Limited
c) Lion Development (Penang) Sdn Bhd
d) Lion Corporation Berhad
e) Horizon Towers Sdn Bhd
f) Lion Industries Corporation Berhad
g) LLB Steel Industries Sdn Bhd
h) Steelcorp Sdn Bhd
i) Amsteel Mills Sdn Bhd.

AMSTEEL CORPORATION BERHAD (20667-M)

....
Secretary

26 JUN 2006